SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------


                                  SCHEDULE 13D*
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                 Captaris, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    14071N104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mr. Charles Frumberg
                              Emancipation Capital

                     1120 Avenue of the Americas, Suite 1504
                               New York, NY 10036
                                 (212) 626-2641
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 26, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. (Continued on following pages)


----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1407N104                   13D/A                    Page 2 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                            Emancipation Capital, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,752,541
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,752,541
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,752,541
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                     [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            6.65%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                            PN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 1407N104                   13D/A                    Page 3 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                            Emancipation Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,752,541
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,752,541
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,752,541
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                     [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            6.65%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                            OO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 1407N104                   13D/A                    Page 4 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                        Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,752,541
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,752,541
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,752,541
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                     [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            6.65%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                            CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 1407N104                   13D/A                    Page 5 of 9 Pages
----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                            1,752,541
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            1,752,541
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            1,752,541
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                     [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                            6.65%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 1407N104                   13D/A                    Page 6 of 9 Pages


Item 1.           Security and Issuer.

          This Amendment No. 2 ("Amendment No. 2") hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 31, 2008, as previously amended (the "Original 13D," and together with Amendment No. 2, the "Schedule 13D") relating to the shares ("Shares") of common stock, $0.01 par value, of Captaris, Inc. (the "Issuer").

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          As of March 26, 2008, the aggregate amount of funds used to purchase the Shares held by the Reporting Persons was approximately $7.0 million. The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

Item 4.           Purpose of Transaction.

Item 4 of the Original 13D is amended to include the following:

          Charles Frumberg, as managing member of Emancipation Capital, sent a letter to the Board of the Issuer dated March 26, 2008, requesting that it expeditiously move forward toward signing up a definitive acquisition agreement with Vector Capital ("Vector") and accept terms that best maximize value for the Issuer's shareholders. The letter indicates that, by entering in to an agreement with Vector, the Issuer's shareholders are assured of a price premium, have a reasonable probability of yet a higher price and have eliminated the risk of a failed auction. In the letter, the Reporting Persons encourage the Issuer to seek a higher price from Vector as a condition of entering in to an agreement, as well as a lengthened go-shop timeline, both of which the Reporting Persons indicate that they believe would further reduce deal risk to the Issuer's shareholders and ultimately serve to maximize shareholder value.

          The letter indicates that, based on the Reporting Persons' discussions with the Issuer and its bankers, the Reporting Persons understand that there is a belief on the part of the Special Committee of the Issuer that having an agreement with Vector that includes a go-shop provision may dissuade potential strategic acquirers. In the letter, the Reporting Persons disagree with this conclusion and indicate their belief that a go-shop period of not more than 45 to 60 days will allow other potential buyers sufficient time to review and bid for the Issuer.

          In the letter, the Reporting Persons also indicate that Vector's requested cap on reimbursed expenses of $1 million, or $0.04 per share, is reasonable and limits any extraordinary expenses that another buyer would have to assume, and therefore will not have a chilling effect on other bids. The letter further indicates the Reporting Persons' belief that Vector's shortened due diligence timeline will allow the Issuer's bankers to solicit any other parties with virtually no interruption. In addition, the letter notes that, given the current financing environment, the Reporting Persons believe that it is imprudent to put the Vector proposal on hold until an auction is completed when the same result can be accomplished through a go-shop provision.

CUSIP No. 1407N104                   13D/A                    Page 7 of 9 Pages


          A copy of the letter is filed as Exhibit II to this Amendment No. 2.

          The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to herein.

Item 5.           Interest in Securities of the Company.

Item 5, sections (a) through (c), of the Schedule 13D are hereby amended and restated in their entirety as follows:

          (a) As of March 26, 2008, the Reporting Persons beneficially owned, in the aggregate, approximately 6.65% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 26,645,544 Shares outstanding, which is the total number of Shares outstanding as of February 29, 2008, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.


          (b) The Reporting Persons have the following voting and dispositive powers over the Shares reported herein:

               (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,752,541 Shares, or an aggregate of 6.65% of outstanding Shares.

               (ii) Emancipation Capital LLC: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,752,541 Shares, or an aggregate of 6.65% of outstanding Shares.

               (iii) Emancipation Master Ltd: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,752,541 Shares, or an aggregate of 6.65% of outstanding Shares.

               (iv) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 1,752,541 Shares and, or an aggregate of 6.65% of outstanding Shares.

          (c) The following table sets forth all transactions with respect to the Shares effected since the previous filing by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on March 26, 2008. All such transactions were effected in the open market.

CUSIP No. 1407N104                   13D/A                    Page 8 of 9 Pages


--------------------     ----------     ---------     ---------    -----------
                                         No. of       Price Per    Transaction
Name                        Date         Shares       Share (4)        Type
--------------------     ----------     ---------     ---------    -----------

Emancipation Capital     03/19/2008      25,000         4.23        Purchase
Emancipation Capital     03/20/2008      10,000         4.19        Purchase
Emancipation Capital     03/20/2008      15,000         4.14        Purchase
Emancipation Capital     03/24/2008      5,000          4.14        Purchase
Emancipation Capital     03/24/2008      3,000          4.14        Purchase


Item 7.           Materials to be Filed as Exhibits

Exhibit I: Joint Filing Agreement, dated as of January 31, 2008 (previously filed)

Exhibit II: Letter to the Issuer dated March 26, 2008

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008


EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner


    By: /s/ Charles Frumberg
        --------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        --------------------------
        Name:  Charles Frumberg
        Title: Director


EMANCIPATION CAPITAL, LLC


    By: /s/ Charles Frumberg
        --------------------------
        Name:  Charles Frumberg
        Title: Managing Member


CHARLES FRUMBERG

/s/ Charles Frumberg
----------------------------------

CUSIP No. 1407N104                   13D/A                    Page 9 of 9 Pages


                                  Exhibit Index

Exhibit I: Joint Filing Agreement, dated as of January 31, 2008 (previously filed)

Exhibit II: Letter to the Issuer dated March 26, 2008